GLOBAL BPO SERVICES CORP.

177 Beacon Street, Unit 4

Boston, Massachusetts 02116

October 17, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cathey Baker

Re:	Global BPO Services Corp.

Registration Statement on Form S-1 (File No. 333-144447)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global BPO Services Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-144447), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on October 17, 2007, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL BPO SERVICES CORP.

By:  /s/    R. Scott Murray

        R. Scott Murray

        President and Chief Executive Officer

October 17, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington DC 20549

Re:	Global BPO Services Corp.

Registration Statement on Form S-1

File No. 333-144447

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Global BPO Services Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on October 17, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between October 5, 2007 and the date hereof, 3,500 copies of the Preliminary Prospectus dated October 5, 2007 have been distributed as follows: 2,000 to prospective underwriters and dealers, 300 to institutional investors, 850 to retail investors and 350 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

As Representative of the several

Underwriters

By: Deutsche Bank Securities Inc.

By:  /s/ Kenneth U. Surjadinata

        Name: Kenneth U. Surjadinata

        Title: Director